Exhibit 99.1

925 Broadbeck Drive, Suite 220 Thousand Oaks, California 91320 Phone: (805) 484-3613 TSX ticker symbol: KEI NASDAQ ticker symbol: KGEI

For Immediate Release

KOLIBRI GLOBAL ENERGY INC. PROVIDES OPERATIONS AND CORPORATE UPDATE

Thousand Oaks, CALIFORNIA, April 13, 2026 – Kolibri Global Energy Inc. (the “Company” or Kolibri”) (TSX: KEI, NASDAQ: KGEI) is pleased to provide an operations update on its upcoming wells in its Tishomingo field in Oklahoma and 2026 forecast based on the Company’s current drilling program.

Operations & Corporate Update

The Company has accelerated the timeline on its previously announced plan to drill three 1.5-mile lateral wells, the Clifton Mac 11-14-1H, Clifton Mac 11-14-2H, and Clifton Mac 11-14-3H. The multi-well pad has been built, surface pipe for the three wells is being installed, and the drilling rig is expected to move in later this week to begin drilling next week.

Based on this new drilling timeline, the Company is forecasting the following results, assuming a $74 oil price for the rest of the year.

	2026 Base Forecast	% Increase from Fiscal Year 2025

Average production	4,400 to 4,800 boepd	10% to 20%
Revenue(1)	US$74 million to US$79 million	30% to 39%
Adjusted EBITDA(2)	US$55 million to US$60 million	31% to 43%
Capital Expenditures	US$24 million to US$27 million
Net Debt at December 2026	US$25 million to US$30 million

(1)	Assumptions include forecasted pricing for April - December 2026 of WTI US $74/bbl, $3.50 Henry Hub and NGL pricing of $29.60/boe and includes the impact of the Company’s existing hedges and a 67% working interest in the Clifton Mac wells.

(2)	Adjusted EBITDA is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” of this news release

Wolf Regener, President and CEO, commented, “This base forecast, which only assumes the drilling of 3 wells, generates an Adjusted EBITDA of $55 to $60 million on capital expenditures of $24 to $27 million. Our revenue increases by over 30 percent from 2025 with this minimal drilling program and is based on an oil price of $74 per barrel. We used this conservative oil price assumption in the forecast due to the recent oil price volatility. We will generate significantly more revenue and cash flow if oil prices increase, as each $5 increase from the assumed $74 price would increase our forecasted Adjusted EBITDA by $2.8 million. This base case forecast, using what we hope are very conservative oil prices for the year, demonstrates the Company’s strong cash flow generation and flexibility. The cash flow generated will be used to pay down debt, return capital to shareholders, and also provides us with the ability to drill more wells this year. If oil prices remain elevated above our base forecast case, this would result in even greater free cash flow and provide us with more options.

“I am very excited that we are starting to drill these Clifton Mac wells earlier than originally anticipated, especially with the recent spike in oil prices. In addition, we are working to secure locations and build additional multi-well pads so that more wells could be drilled this year if the Company decides to do so.”

Oil & Gas Virtual Investor Conference

Mr. Regener & Gary Johnson, CFO & Vice President, are scheduled to present live at the Oil & Gas Virtual Investor Conference hosted by VirtualInvestorConferences.com, at 2:30 Eastern time on April 16th, 2026.

Louisiana Energy Conference

Mr. Regener is scheduled to be on a panel on Wednesday, May 27, 2026, at the 26th Louisiana Energy Conference, which takes place at the Four Seasons Hotel in New Orleans from May 26, 2026, through May 28, 2026. Both Mr. Regener and Mr. Johnson will be attending the conference, where they will be hosting 1-1 meetings.

About Kolibri Global Energy Inc.

Kolibri Global Energy Inc. is a North American energy company focused on finding and exploiting energy projects in oil and gas. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects in oil and gas. The Company’s shares are traded on the Toronto Stock Exchange under the stock symbol KEI and on the NASDAQ under the stock symbol KGEI.

For further information, contact:

Wolf E. Regener +1 (805) 484-3613
Email: wregener@kolibrienergy.com
Website: www.kolibrienergy.com

Cautionary Statements

In this news release and the Company’s other public disclosure:

(a)	The Company’s natural gas production is reported in thousands of cubic feet (“Mcfs”). The Company also uses references to barrels (“Bbls”) and barrels of oil equivalent (“Boes”) to reflect natural gas liquids and oil production and sales. Boes may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

(b)	Discounted and undiscounted net present value of future net revenues attributable to reserves do not represent fair market value.

(c)	Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. There is a 10% probability that the quantities actually recovered will equal or exceed the sum of proved plus probable plus possible reserves.

(d)	The Company discloses peak and 30-day initial production rates and other short-term production rates. Readers are cautioned that such production rates are preliminary in nature and are not necessarily indicative of long-term performance or of ultimate recovery.

(e)	“Oil” refers to light crude oil and medium crude oil combined, and “natural gas” refers to shale gas, in each case as defined by NI 51-101. Production from our wells, primarily disclosed in this news release in BOEs, consists of mainly oil and associated wet gas. The wet gas is delivered via gathering system and then pipelines to processing plants where it is treated and sold as natural gas and NGLs.

Non-GAAP Measures

Adjusted EBITDA is not a measure recognized under Canadian Generally Accepted Accounting Principles (“GAAP”) and does not have any standardized meaning prescribed by IFRS. Management of the Company believes that Adjusted EBITDA is relevant for evaluating returns on the Company’s project as well as the performance of the enterprise as a whole. Adjusted EBITDA may differ from similar computations as reported by other similar organizations and, accordingly, may not be comparable to similar non-GAAP measures as reported by such organizations. Adjusted EBITDA should not be construed as an alternative to net income, cash flows related to operating activities, working capital, or other financial measures determined in accordance with IFRS as an indicator of the Company’s performance.

An explanation of how Adjusted EBITDA provides useful information to an investor and the purposes for which the Company’s management uses Adjusted EBITDA is set out in the management’s discussion and analysis under the heading “Non-GAAP Measures” which is available under the Company’s profile at www.sedarplus.ca and is incorporated by reference into this news release.

Adjusted EBITDA is calculated as net income before interest, taxes, depletion and depreciation and other non-cash and non-operating gains and losses. The Company considers this a key measure as it demonstrates its ability to generate cash from operations necessary for future growth excluding non-cash items, gains and losses that are not part of the normal operations of the Company and financing costs.

The following is the reconciliation of the non-GAAP measure Adjusted EBITDA to the comparable financial measures disclosed in the Company’s financial statements:

(US $000)	Year Ended December 31,
	2025	2024
Net income	15,477	18,115
Depletion and depreciation	17,038	15,892
Accretion	250	172
Interest expense	3,291	3,382
Unrealized (gain) loss on commodity contracts	32	(336)
Stock based compensation	1,744	1,075
Interest income	(31)	(2)
Income tax expense	4,868	5,864
Other income	(565)	(127)
Foreign currency loss	3	4

Adjusted EBITDA	42,107	44,039

Caution Regarding Forward-Looking Information

Certain statements contained in this news release constitute “forward-looking information” as such term is used in applicable Canadian securities laws and “forward-looking statements” within the meaning of United States securities laws (collectively, “forward looking information”), including statements regarding the timing of and expected results from planned wells development, wells performing as anticipated, including anticipated increases in production, cash flow, higher rates of return and efficiencies, projected average production, revenue, Adjusted EBITDA for 2026, anticipated productivity of the Clifton Mac wells, expected annual capital expenditures, forecasted net debt, the Company’s internal estimates and forecasts regarding the Clifton Mac wells, and the Company’s anticipated use of cash flow from production to pay down debt, return capital to shareholders and drill more wells. Forward-looking information is based on plans and estimates of management and interpretations of data by the Company’s technical team at the date the data is provided and is subject to several factors and assumptions of management, including that indications of early results are reasonably accurate predictors of the prospectiveness of the shale intervals, that required regulatory approvals will be available when required, that no unforeseen delays, unexpected geological or other effects, including flooding and extended interruptions due to inclement or hazardous weather conditions, equipment failures, permitting delays or labor or contract disputes are encountered, that the necessary labor and equipment will be obtained, that the development plans of the Company and its co-venturers will not change, that the offset operator’s operations will proceed as expected by management, that the demand for oil and gas will be sustained, that the price of oil will be sustained or increase, that the gathering system issues will be resolved, that the Company will continue to be able to access sufficient capital through cash flow, debt, financings, farm-ins or other participation arrangements to maintain its projects, and that global economic conditions will not deteriorate in a manner that has an adverse impact on the Company’s business, its ability to advance its business strategy and the industry as a whole. Forward-looking information is subject to a variety of risks and uncertainties and other factors that could cause plans, estimates and actual results to vary materially from those projected in such forward-looking information. Factors that could cause the forward-looking information in this news release to change or to be inaccurate include, but are not limited to, the risk that any of the assumptions on which such forward looking information is based vary or prove to be invalid, including that the Company or its subsidiaries is not able for any reason to obtain and provide the information necessary to secure required approvals or that required regulatory approvals are otherwise not available when required, that unexpected geological results are encountered, that equipment failures, permitting delays, labor or contract disputes or shortages of equipment, labor or materials are encountered, the risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration and development projects or capital expenditures; the uncertainty of reserve and resource estimates and projections relating to production, costs and expenses, and health, safety and environmental risks, including flooding and extended interruptions due to inclement or hazardous weather conditions), the risk of commodity price and foreign exchange rate fluctuations, that the offset operator’s operations have unexpected adverse effects on the Company’s operations, that completion techniques require further optimization, that production rates do not match the Company’s assumptions, that very low or no production rates are achieved, that the gathering system operator doesn’t get the issues resolved, that the price of oil will decline, that the Company is unable to access required capital, that occurrences such as those that are assumed will not occur, do in fact occur, and those conditions that are assumed will continue or improve, do not continue or improve, and the other risks and uncertainties applicable to exploration and development activities and the Company’s business as set forth in the Company’s management discussion and analysis and its annual information form, both of which are available for viewing under the Company’s profile at www.sedarplus.ca, any of which could result in delays, cessation in planned work or loss of one or more leases and have an adverse effect on the Company and its financial condition. The Company undertakes no obligation to update these forward-looking statements, other than as required by applicable law.

Caution Regarding Future-Oriented Financial Information and Financial Outlook

This news release may contain information deemed to be “future-oriented financial information” or a “financial outlook” (collectively, “FOFI”) within the meaning of applicable securities laws. The FOFI has been prepared by management to provide an outlook of the Company’s activities and results and may not be appropriate for other purposes. The FOFI has been prepared based on a number of assumptions including the assumptions discussed above under “Caution Regarding Forward-Looking Information”. The actual results of operations of the Company and the resulting financial results may vary from the amounts set forth herein, and such variations may be material. The Company and management believe that the FOFI has been prepared on a reasonable basis, reflecting management’s best estimates and judgments. FOFI contained in this news release was made as of the date of this news release and the Company disclaims any intention or obligations to update or revise any FOFI contained in this news release, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law.

- 4 -